BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Corporation”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
January 24, 2005

Item 3: Press Release
January 25, 2005

Item 4: Summary of Material Change
The Corporation announces the acquisition of 100% working interest in a Shell Deposit in White Pine County, Nevada.

Item 5: Full Description of Material Change
Augusta Resource Corporation (the “Company”) is pleased to announce the acquisition of the Shell Deposit in White Pine County, Nevada. The Shell Deposit was subject to past exploration programs, the latest by Union Carbide Corporation in the early 1980s. The latest historical estimates from 1981 by Union Carbide of indicated and inferred resources using a cut-off grade of 0.35% molybdenum and 0.10 oz gold/ton are as follows:

Zone	Tons	Average Grade Molybdenum	Average Grade Gold	Average Grade Tungsten
Molybdenum	1,151,774	1.20%	0.01 oz/ton	0.12%
Gold	499,919	0.17%	0.24 oz/ton	0.17%

These are historical figures. The Company has not done the work necessary to verify the classification of the resource and is not treating the resource figures as a NI 43-101 defined resource verified by a Qualified Person and therefore should not be relied upon by investors. The Company does, however, plan on verifying the accuracy of these figures by upcoming planned programs.

The geology of the area consists of two Cambrian limestone and shale formations. The oldest formation intercepted by drilling is the Middle Cambrian Eldorado Dolomite, which is reported to be approx 2500 feet thick in the Eureka district 40 miles to the west. At Shell the upper part of the Eldorado is commonly stockwork veined with calcite, serpentine, pyrite and magnetite. The Geddes limestone lies above the Eldorado and is host to virtually all of the gold and molybdenum resources at Shell. In addition to expanding the known mineralized horizons with further drilling, discovery potential also exists for mineralized crosscutting features such as mineralized breccia pipes, veins and faults above or below the Geddes horizon. For example drill hole U-17 returned 3.5ft grading 0.59 ounces gold per ton in a fault bounded breccia above the Geddes horizon.

The Shell deposit lies approximately 1,000 meters from the Company’s Mt. Hamilton project and further solidifies its land position in this highly under explored mineralized area.

The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% -4.5%, for cash payment of $120,000, and annual advance royalty payments commencing at $80,000 on first anniversary increasing by $20,000 per year until production commences.

With the molybdenum prices at over $34 per pound, the high-grade Shell deposit looks to be a very exciting asset for Augusta.

The above is subject to regulatory approval. Review of the technical information contained in this new release was reviewed by Mr. Dan MacInnis, P. Geo. Mr. MacInnis is a Qualified Person under National Policy 43-101.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Richard W. Warke, President or Purni Parikh - Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 27th day of January 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary